March 1, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Cara Wirth
Office of Trade & Services

Re: IDW Media Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 9, 2020

File No. 333-249511

Dear Ms. Wirth:

IDW Media Holdings, Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-1 filed October 16, 2020 (as amended, the “Registration Statement”).

We are writing to respond to the comments raised in your letter to the Company dated December 17, 2020. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). References to page numbers in our responses are to page numbers in the amended Registration Statement or the Prospectus that forms a part thereof. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed December 9, 2020

Cover Page

1.	We note that you have calculated the registration fee under Rule 457(o). Because you are registering a specific number of shares, and not a dollar amount, it appears that you should calculate the registration fee under Rule 457(a). Please advise and revise as appropriate. Please also confirm that although the fixed price of $3.73 is based on the closing price from specific days in December, selling stockholders will sell at this price for the duration of the offering, or until your stock is listed on an established trading market.

Response: We have revised the cover page of the Registration Statement to calculate the registration fee under Rule 457(a). We confirm, and as stated on the Prospectus cover page, that selling stockholders will sell at the fixed price of $3.95 until such time that our Class B common stock is listed on a national exchange.

Securities and Exchange Commission

March 1, 2021

General

2.	We note that footnotes 5 and 8 in the Summary Compensation Table relate to bonus payments, not salary. Please revise. We also note that the footnote to the Beneficial Ownership Table references Class A Common Stock, not Class C Common Stock. Please revise.

Response: We have revised the Summary Compensation Table on pages 45 and 46 of the Prospectus to show that footnotes 5 and 8 relate to bonus payments. We have also revised the footnote in the Beneficial Ownership Table to reference Class C common stock instead of Class A common stock.

In addition, in our letter dated December 9, 2020, we responded to a comment from your November 13, 2020 letter that if determined to be material, we will file the applicable agreements with Diamond Comic Distributors (“Diamond”) and Penguin Random House (“PRH”) in a subsequent Pre-Effective Amendment to Form S-1. While we have filed a redacted agreement with Diamond in the amended Registration Statement, we have not filed the agreement with PRH as PRH considers the entire agreement as proprietary. We have expanded the disclosure on page 35 of the Prospectus to provide descriptions of other important provisions of the agreement with PRH.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the Staff.

* * *

Sincerely,

/s/ Ezra Y. Rosensaft
Ezra Y. Rosensaft
Chief Executive Officer

cc:	Theresa Brilliant
Rufus Decker
Erin Jackson
Dov Schwell, Esq.